++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and +
+                               may be changed.                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion. Dated February 3, 2000.

          Prospectus Supplement to Prospectus dated November 15, 1999.

                                  $350,000,000

                           [LOGO FOR LEGGETT & PLATT]
                           [LOGO FOR LEGGETT & PLATT]

                           % Notes due February 15, 2005

                                  -----------

  Leggett & Platt will pay interest on the notes on February 15 and August 15 of each year. The first such payment will be made on August 15, 2000. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

  The notes are not redeemable and are not entitled to the benefit of any sinking fund.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                              Per Note  Total
                                                              -------- --------
Initial public offering price................................      %   $
Underwriting discount........................................      %   $
Proceeds, before expenses, to Leggett & Platt................      %   $

  The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from February   , 2000 and
must be paid by the purchaser if the notes are delivered after February   ,
2000.

                                  -----------

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New
York on February   , 2000.

Goldman, Sachs & Co.

     Bear, Stearns & Co. Inc.

            Chase Securities Inc.

                  Merrill Lynch & Co.

                        First Union Capital Markets Corp.

                                  -----------

                 Prospectus Supplement dated February   , 2000.

                         LEGGETT & PLATT, INCORPORATED

    Leggett & Platt was incorporated in 1901 as the successor to a partnership formed in 1883 at Carthage, Missouri. That partnership was a pioneer in the development of steel coil bed springs. The founding spirit of partnership and innovation has encouraged an ongoing commitment to product and machinery development, advancing technologies and efficiencies, with solid growth. Today we are an industry leader with over 31,000 employee-partners in more than 300 locations around the world. We manufacture a wide range of engineered products and serve markets for:

  .Residential Furnishings--components for bedding, furniture and other furnishings, as well as related consumer products.

  .Commercial Furnishings--retail store fixtures, displays, storage and material handling systems and components for office and institutional furnishings and other products.

  .Aluminum Products--die castings, custom tooling and dies, machining, coating and other value added processes and aluminum raw materials.

  .Industrial Materials--drawn steel wire, specialty wire products and welded steel tubing.

  .Specialized Products--automotive seating suspension, lumbar support and control cable systems, specialized machinery and manufacturing equipment.

                            Residential Furnishings

    Our residential furnishings products include a broad line of components used by manufacturers to make finished bedding and residential furniture products. Primary examples of residential furnishings components we manufacture include:

  .innerspring units for mattresses, and wood frames, coils and modules for boxsprings;

  .foam, textile and fiber cushioning materials, woven and non-woven construction fabrics for bedding, furniture, home furnishings and industrial applications;

  .springs and seating suspensions for chairs, sofas and other residential furniture;

  .steel mechanisms and hardware for reclining chairs, sofa sleepers and other types of motion furniture; and

  .other furniture supplies and cut-to-size dimension lumber.

    We also manufacture or distribute finished residential furnishings. These finished products include bed frames, daybeds, bunk beds, headboards, adjustable electric beds, fashion beds, carpet underlay and non-slip coated fabrics.

    Most of our customers for residential furnishings manufacture finished bedding (mattresses and boxsprings) or upholstered and non-upholstered furniture for residential use. Finished residential furnishings are sold to bedding and furniture manufacturers for resale or directly to retailers.

                             Commercial Furnishings

    We manufacture a variety of commercial furnishings products, including both finished products and components.

    Finished commercial furnishings include point-of-purchase displays, store fixtures and shelving, racking, counters and carts used to store and handle materials. Point of purchase displays and store fixtures, made of wood, metal, wire and plastics, are used by a wide range of customers, including manufacturers, distributors and retailers of branded consumer products. We have the ability to provide custom designed full store fixture packages, as well as standardized shelving used by large retailers, grocery stores, discount chains and the like. Our commercial storage products provide for the efficient storage, organization and handling of materials used in food service, health care and other applications. Customers for these storage products include restaurants, hospitals and many other diverse businesses.

    Commercial furnishings components include chair controls (devices which allow office chairs to be adjusted to height, tilt and swivel), chair bases, columns, backrests, casters and other components used by customers that manufacture office, institutional and other commercial furnishings. We also produce plastic components for customers that make lawn mowers, power tools, wheel chairs and other consumer or commercial products.

                               Aluminum Products

    We die cast aluminum components for use in a number of different industries, primarily for non-automotive applications. We also produce some zinc die castings.

    We sell our castings to a diverse group of customers that manufacture industrial and consumer products. Our customers use these components in their production of gas barbecue grills, outdoor lighting fixtures, cable line amplifiers, wireless communications systems and other cable and telecommunication products, computer and electronics products, electric motors, consumer appliances, power tools, small to mid-size gasoline engines, mid-to-large size diesel engines, motorcycles, snowmobiles, ATVs, trucks and automobiles.

    We manufacture and refurbish dies (also known as molds or tools) for all types and sizes of die casting machines. These complementary products are sold to customers that buy our die castings and to others. We also provide extensive secondary machinery, coating, sub-assembly and other value-added services.

    In addition, we operate two aluminum smelting plants where we produce aluminum ingot and other forms of raw materials from aluminum scrap. We use some of these materials in our die casting operations and also sell aluminum ingot to unaffiliated customers.

                              Industrial Materials

    We produce drawn steel wire and steel tubing, as well as specialty wire products. Drawn wire and tubing are important raw materials that we use widely in manufacturing our products. For example, we use wire to make our bedding and furniture components, commercial furnishings products and our automotive seating and related products.

    We use steel tubing in many of the same types of products, including our furniture mechanisms, store fixtures, displays, shelving and storage products and finished residential furnishings.

    In addition to supplying some of our needs for important materials, we sell drawn wire and tubing products to a diverse group of industrial customers, such as manufacturers of lawn and garden equipment, recreational equipment, mechanical springs, automotive seating and related products.

    Specialty wire products using our drawn wire include wire ties that secure cotton bales and solid waste materials. Customers for these products include cotton gins, textile companies, recyclers and waste removal businesses. We also manufacture and sell tying heads of various types which customers use to tie wire.

                              Specialized Products

    We have two business units engaged in manufacturing specialized products. One concentrates on manufacturing components for suppliers to the automotive industry. The other business unit designs, builds and sells specialized machinery and equipment. In the automotive area, we manufacture seating suspension, lumbar support and control cable systems. In the machinery area, we manufacture highly automated quilting machines for fabrics used to cover mattresses and other home furnishings, coilers used to fabricate springs of various types, industrial sewing machines and other equipment designed primarily for the assembly of bedding, including material handling systems and other products for factory automation. Subcontractors

                           FORWARD-LOOKING STATEMENTS
to automobile manufacturers as well as the manufacturers themselves are the primary customers for our automotive products. While manufacturers of bedding are the primary customers for our machinery, we also design and produce some of these specialized products for our own use.

                                    Strategy

    Our strategy is balanced and
aggressive, emphasizing internal
growth initiatives and acquisitions
that strengthen Leggett's position,
hence our potential in the markets
we serve. Throughout our family of
companies, we strive to improve
manufacturing efficiencies and
customer service while continuing to
grow our sales, earnings and cash
flow. Our current conservative
capital policies and strong balance
sheet are designed to provide
financing flexibility to fund future
growth. This approach, coupled with
our continuing commitment to
information technology, is intended
to facilitate excellent business
relationships with our customers and
vendors, as well as our employee-
partners.

    While we do not sell directly to
consumers, many of our customers do.
Our customer base, like our product
lines is wide ranging and diverse.
Our single largest customer accounts
for less than 5% of sales.

                                   Operations

    We have manufacturing, assembly
and distribution facilities in more
than 30 states as well as Canada,
Europe, Asia and Mexico. These
facilities include six wire drawing
mills, three welded steel tubing
mills, 15 die casting facilities and
two aluminum smelting operations as
well as numerous manufacturing and
assembly plants devoted to our
varied products. Our operations
outside of the United States are
principally in Canada, Europe and
Mexico, none of which are
individually material to our
consolidated operations.

    We are a Missouri corporation,
with our principal executive offices
located at No.1 Leggett Road,
Carthage, Missouri 64836 (Telephone:
(417) 358-8131).

    This prospectus supplement and the attached prospectus include and may incorporate by reference forward-looking statements. These statements reflect our intentions, plans, expectations and beliefs about future events. We have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. Any differences could result from a variety of factors, including the factors discussed under the caption "Cautionary statement regarding forward-looking statements" beginning on page 3 of the attached prospectus.

                         SELECTED FINANCIAL INFORMATION

    The following table contains consolidated financial information for the periods presented. The financial information below for each of the five years in the period ended December 31, 1998 has been derived from our audited consolidated financial statements. You should read this selected financial information together with the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 10-K for each of the respective years. The selected consolidated financial information as of and for the nine months ended September 30, 1998 and 1999 has been derived from our unaudited consolidated financial statements, which we believe reflect all adjustments (consisting only of normal recurring items) necessary to present fairly, in accordance with generally accepted accounting principles, the results for these interim periods. These unaudited financial statements are included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, which is incorporated by reference in this prospectus.

                 Leggett & Platt, Incorporated and Subsidiaries

                                                                               (Unaudited)
                                                                               Nine Months
                                                                                  Ended
                                    Years Ended December 31,                  September 30,
                          ------------------------------------------------  ------------------
                            1994      1995    1996(1)     1997      1998      1998      1999
                          --------  --------  --------  --------  --------  --------  --------
                                   (Dollars in millions, except per share data)
Summary of Operations
Net sales...............  $2,009.1  $2,256.9  $2,466.2  $2,909.2  $3,370.4  $2,532.7  $2,813.9
Cost of sales...........   1,537.4   1,722.0   1,842.7   2,171.4   2,498.9   1,882.3   2,058.2
                          --------  --------  --------  --------  --------  --------  --------
  Gross profit..........     471.7     534.9     623.5     737.8     871.5     650.4     755.7
Operating expenses......     239.7     272.3     303.5     358.8     422.8     313.5     362.4
                          --------  --------  --------  --------  --------  --------  --------
  Operating income......     232.0     262.6     320.0     379.0     448.7     336.9     393.3
Other income
 (deductions)...........     (11.8)    (13.4)    (42.4)    (16.5)    (19.6)    (13.7)    (20.4)
                          --------  --------  --------  --------  --------  --------  --------
  Earnings before
   interest & taxes.....     220.2     249.2     277.6     362.5     429.1     323.2     372.9
Interest expense........      26.0      30.4      30.0      31.8      38.5      28.7      30.5
Interest income.........       2.1       1.8       2.1       2.6       5.0       3.4       1.8
                          --------  --------  --------  --------  --------  --------  --------
Earnings before income
 taxes and extraordinary
 item...................     196.3     220.6     249.7     333.3     395.6     297.9     344.2
Income taxes............      76.8      86.3      96.7     125.0     147.6     111.4     128.0
                          --------  --------  --------  --------  --------  --------  --------
Earnings from continuing
 operations(1)..........  $  119.5  $  134.3  $  153.0  $  208.3  $  248.0  $  186.5  $  216.2
                          ========  ========  ========  ========  ========  ========  ========
Earnings per share from
 continuing operations
  Basic(1)..............  $   0.69  $   0.76  $   0.84  $   1.09  $   1.25  $   0.94  $   1.09
  Diluted(1)............  $   0.68  $   0.75  $   0.83  $   1.08  $   1.24  $   0.93  $   1.08
Cash dividends declared
 per share..............  $  0.155  $   0.19  $   0.23  $   0.27  $  0.315  $   .235  $   0.27
Summary of Financial
 Position
Current assets..........  $  620.2  $  686.6  $  763.3  $  944.6  $1,137.1  $1,138.6  $1,239.4
Current liabilities.....     266.6     275.1     292.8     372.5     401.4     391.6     446.8
Working capital.........     353.6     411.5     470.5     572.1     735.7     747.0     792.6
Net property, plant &
 equipment..............     440.7     510.6     582.9     693.2     820.4     803.8     884.4
Total assets............   1,327.0   1,478.1   1,712.9   2,106.3   2,535.3   2,482.8   2,894.4
Long-term debt..........     364.1     380.6     388.5     466.2     574.1     585.1     745.2
Shareholders' equity....     628.3     746.8     941.1   1,174.0   1,436.8   1,390.0   1,581.1

--------
(1) Merger related costs of $16.4 after tax, or $.09 per basic and diluted share are included in 1996 earnings from continuing operations. Previously reported per share data have been restated to reflect a two-for-one stock split on June 15, 1998.

                        Operating Segment Financial Data

                                              Segment Sales
                               ------------------------------------------------
                                                                (Unaudited)
                                                                Nine Months
                                       Year Ended                  Ended
                                      December 31,             September 30,
                               ----------------------------  ------------------
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------  --------
                                          (Dollars in Millions)
Residential Furnishings....... $1,407.7  $1,595.4  $1,784.0  $1,340.2  $1,468.4
Commercial Furnishings........    348.4     464.7     625.0     475.5     573.1
Aluminum Products.............    360.5     459.0     517.9     395.5     413.9
Industrial Materials..........    401.7     439.8     463.1     347.5     364.2
Specialized Products..........    152.4     184.2     245.6     176.6     204.4
Intersegment Eliminations.....   (204.5)   (233.9)   (265.2)   (202.6)   (210.1)
                               --------  --------  --------  --------  --------
    Total Segment Sales....... $2,466.2  $2,909.2  $3,370.4  $2,532.7  $2,813.9
                               ========  ========  ========  ========  ========

                                Earnings Before Interest and Taxes (EBIT)
                               ------------------------------------------------
                                                                (Unaudited)
                                       Year Ended            Nine Months Ended
                                      December 31,             September 30,
                               ----------------------------  ------------------
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------  --------
                                          (Dollars in Millions)
Residential Furnishings....... $  153.4  $  171.1  $  198.3  $  150.2  $  166.2
Commercial Furnishings........     65.3      85.3     111.1      85.8      95.8
Aluminum Products.............     30.2      44.6      32.6      27.8      38.5
Industrial Materials..........     38.3      43.5      51.9      36.4      53.6
Specialized Products..........     13.7      21.1      28.6      19.4      22.6
Merger Expenses...............    (26.6)      0.0       0.0       0.0       0.0
Intersegment Eliminations.....     (2.4)      0.3      (1.3)     (1.3)     (3.4)
LIFO Income (Expense).........      5.7      (3.4)      7.9       4.9      (0.4)
                               --------  --------  --------  --------  --------
    Total EBIT................ $  277.6  $  362.5  $  429.1  $  323.2  $  372.9
                               ========  ========  ========  ========  ========

                              RECENT DEVELOPMENTS

    On February 2, 2000, we reported summaries of the unaudited results of operations for the quarter and year ended December 31, 1999. In the fourth quarter, 1999, sales increased to $965.1 million (up 15.2%), net earnings increased to $74.3 million (up 20.8%), and earnings per diluted share increased to $.37 (up 19.4%)--all compared with 1998. Sales for the full year were $3.78 billion (up 12.1%), net earnings were $290.5 million (up 17.1%), and earnings per diluted share were $1.45 (up 16.9%). Additional information regarding these results of operations is contained in our Current Report on Form 8-K filed February 2, 2000, which is incorporated herein by reference.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of the notes for general corporate purposes, including the repayment of commercial paper indebtedness incurred in making acquisitions and for working capital, and to fund possible future acquisitions. Our commercial paper indebtedness matures daily. As of February 2, 2000, our outstanding principal balance of commercial paper was $191.5 million, at a weighted average interest rate of 5.78%.

                                CAPITALIZATION

    The following table sets forth our capitalization at December 31, 1999. The pro forma balance below reflects the application of approximately $ million of net proceeds from the sale of the notes and assumes $144.7 million
is used to reduce short-term debt with the balance of $      million added to
cash. See "Use of Proceeds."

                                                           (Unaudited)
                                                        December 31, 1999
                                                  -----------------------------
                                                      (Dollars in millions)
                                                                         Pro
                                                                       forma as
                                                   Actual  Adjustments adjusted
                                                  -------- ----------- --------
Cash and cash equivalents........................ $   20.6   $         $
Current maturities of long-term debt............. $    3.8             $    3.8
Long-term debt:
  Notes issued hereby,     % Notes due February
   15, 2005...................................... $    0.0   $ 350.0   $  350.0
  Medium-term notes..............................    560.0                560.0
  Commercial paper...............................    144.7    (144.7)       --
  Unsecured industrial revenue bonds.............     39.9                 39.9
  Other notes payable............................     42.8                 42.8
                                                  --------   -------   --------
Total long-term debt............................. $  787.4   $ 205.3   $  992.7
Deferred income taxes and other liabilities......    112.4                112.4
Shareholders' equity.............................  1,646.2              1,646.2
                                                  --------   -------   --------
Total capitalization............................. $2,546.0   $ 205.3   $2,751.3
                                                  ========   =======   ========

                      RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

                                                                               Pro forma
                                                   Nine Months   Pro forma    Nine Months
                         Year Ended December 31,      Ended      Year Ended      Ended
                         ------------------------ September 30, December 31, September 30,
                         1994 1995 1996 1997 1998     1999          1998         1999
                         ---- ---- ---- ---- ---- ------------- ------------ -------------
Ratio of earnings to
 fixed charges.......... 7.3  7.0  7.8  9.6  9.6      10.5          6.7           6.6

    Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs. The unaudited pro forma ratio of earnings to fixed charges gives effect to the increased interest expense from the issuance of the notes based on an assumed interest rate of 7.5% per annum, and the reduction of interest expense resulting from any outstanding commercial paper during the pro forma period noted above. For the year ended December 31, 1998, the pro forma computation reflects the repayment of a daily weighted average of $50.9 million of commercial paper, and for the nine months ended September 30, 1999, the pro forma computation reflects the repayment of a daily weighted average of $16.9 million of commercial paper. These amounts may not be indicative of actual commercial paper outstanding when repaid with the proceeds of this financing. See "Use of Proceeds" beginning on page S-6 of this prospectus supplement.

                             DESCRIPTION OF NOTES

Title:

        % Notes due February 15, 2005.

    General: We will issue the notes as a separate series of debt securities under an indenture, dated as of November 24, 1999, between us and The Chase Manhattan Bank, as trustee. For a description of the rights attaching to different series of debt securities under the indenture, see "Description of debt securities" beginning on page 4 of the attached prospectus.

    Ranking and Form: The notes will rank equally with all of our other unsecured and unsubordinated debt. We will issue the notes only in book-entry form through the facilities of The Depository Trust Company (the
"Depositary"), and sales in book-entry form may be effected only through a participating member of the Depositary. See "Global securities" below.

Total principal amount being issued:

    $350,000,000 of   % notes

Due date for principal:

    February 15, 2005

Interest rate:

        % per annum, computed on the basis of a 360-day year of twelve 30-day months.

Date interest starts accruing:

    February   , 2000

Interest payment date:

    Every February 15 and August 15

First interest payment date:

    August 15, 2000

Regular record dates for interest:

    February 1, for February 15; August 1, for August 15

    Paying Agent: The trustee under the indenture is our paying agent at its offices in New York, New York. We may at any time designate additional paying agents or rescind the designations or approve a change in the offices where they act.

    Global securities: The notes will be represented by one or more global securities registered in the name of the nominee of the Depositary. We will issue the notes in denominations of $1,000 and integral multiples of $1,000. We will deposit the global security with the Depositary or its custodian and will register the global security in the name of the Depositary's nominee. See "Global securities" beginning on page 6 of the attached prospectus.

    Non-redemption of the notes: The notes may not be redeemed by you, or by us, prior to their maturity.

    Trading in the Depositary: Indirect holders trading their beneficial interests in the global securities through the Depositary must trade in the Depositary's same-day funds settlement system and pay in immediately available funds.

    Sinking fund: There is no sinking fund.

    Defeasance: The notes are subject to our ability to choose "legal defeasance" and "covenant defeasance" as described under the caption "Defeasance" on page 10 of the attached prospectus.

    Definitive securities: A permanent global security is exchangeable for definitive notes registered in the name of any person other than the Depositary or its nominee, only if:

      (a) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global security or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and we do not appoint a successor within 90 days;

      (b) in our discretion at any time, we determine not to have all of the notes represented by the global security and notify the trustee; or

      (c) an Event of Default has occurred and is continuing with respect to the notes.

    Same-Day Settlement and Payment: The Underwriters will make settlement for the notes in immediately available or same-day funds. So long as the notes are represented by the global security, we will make all payments of principal and interest in immediately available funds.

                                 *  *  *  *  *

    Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, so long as the notes are represented by the global security registered in the name of the Depositary or its nominee, the notes will trade in the Depositary's Same-Day Funds Settlement System. Secondary market trading activity in the notes represented by the global security will be required by the Depositary to settle in immediately available or same-day funds. We cannot give any assurances as to the effect, if any, of settlement in same-day funds on trading activity in the notes.

    This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of the debt securities" beginning on page 4 of the prospectus attached to the back of this prospectus supplement. If anything described in this section is inconsistent with the terms described under "Description of the debt securities" in the attached prospectus, you should consider the terms here to be the ones that prevail.

                                 LEGAL MATTERS

    The validity of the notes will be passed upon for the Company by Ernest C. Jett, Vice President, General Counsel and Secretary of the Company, Carthage, Missouri. Mr. Jett is paid a salary and a bonus by the Company, is a participant in various employee benefit plans offered by the Company, and owns and has options to purchase shares of common stock of the Company. The validity of the notes will be passed upon for the Underwriters by Paul Hastings, Janofsky & Walker LLP, New York, New York.

                                  UNDERWRITING

    Leggett & Platt and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

                     Underwriters                      Principal Amount of Notes
                     ------------                      -------------------------
Goldman, Sachs & Co...................................
Bear, Stearns & Co. Inc...............................
Chase Securities Inc..................................
Merrill Lynch & Co....................................
First Union Capital Markets Corp......................
A. G. Edwards & Sons, Inc.............................
Raymond James & Associates Inc........................
Wachovia Securities, Inc..............................
Jones & Co., L.P......................................
                                                             ------------
    Total.............................................       $350,000,000
                                                             ============

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. Leggett has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Leggett estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $350,000.

    Leggett has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    From time to time, the underwriters and their affiliates perform investment banking, commercial banking and other financial services for Leggett and its affiliates. The Chase Manhattan Bank, the trustee under the indenture for the notes, is an affiliate of Chase Securities Inc.

PROSPECTUS

                         Leggett & Platt, Incorporated

                                  $500,000,000

                                Debt Securities

                               ----------------

   This prospectus describes debt securities which we may issue and sell at various times:

  . The debt securities may be debentures, notes (including notes commonly known as medium-term notes) or other unsecured evidences of indebtedness of Leggett & Platt.

  . We may issue the debt securities in one or several series.

  . The total principal amount of debt securities to be issued under this prospectus will not be more than $500,000,000 or the equivalent amount in other currencies.

  . The terms of each series of debt securities (interest rates, maturity, redemption provisions and other terms) will be determined at the time of sale, and will be specified in a prospectus supplement delivered together with this prospectus at the time of sale.

   We may sell debt securities to or through underwriters, dealers or agents. We may also sell debt securities directly to investors. More information about the way we will distribute the debt securities is under the heading "Plan of distribution." Information about the underwriters or agents who will participate in any particular sale of debt securities will be in the prospectus supplement relating to that series of debt securities.

   Unless we state otherwise in a prospectus supplement, we will not list any of the debt securities on any securities exchange.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this prospectus is November 15, 1999

Securities

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the "SEC". Under this registration statement, we may offer from time to time up to $500,000,000, or its equivalent in foreign or composite currencies, of debt securities. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that describes the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

                                   Prospectus

                                                                            Page
                                                                            ----
Leggett & Platt, Incorporated.............................................    3
Cautionary statement regarding forward-looking statements.................    3
Ratio of earnings to fixed charges........................................    4
Use of proceeds...........................................................    4
Description of debt securities............................................    4
Plan of distribution......................................................   12
Experts................................. .................................   13
Where you can find more information about Leggett & Platt, Incorporated ..   13

                         Leggett & Platt, Incorporated

   We manufacture a wide range of engineered products. Our company was incorporated in 1901 as the successor to a partnership formed in 1883 at Carthage, Missouri. That partnership was a pioneer in the development of steel coil bedsprings. Today we serve markets for:

  . Residential furnishings--components for bedding, furniture and other residential furnishings and related consumer products.

  . Commercial furnishings--retail store fixtures, displays, storage and material handling products and systems, and components for office and institutional furnishings.

  . Aluminum products--die castings, custom tooling and dies, machining, coating and other value added processes and aluminum raw materials.

  . Industrial materials--drawn wire, specialty wire products and welded steel tubing.

  . Specialized products--automotive seating suspension, lumbar support and control cable systems, specialized machinery and manufacturing equipment.

   The term "company," unless the context requires otherwise, refers to Leggett & Platt, Incorporated and its majority owned subsidiaries.

   We are a Missouri corporation, with principal executive offices located at No. 1 Leggett Road, Carthage, Missouri 64836 (Telephone: (417) 358-8131).

           Cautionary statement regarding forward-looking statements

   Our public reports and statements may contain "forward-looking" statements concerning possible future events, objectives, strategies, trends or results. These statements are identified either by the context in which they appear or by use of words such as anticipate, believe, estimate, expect, or the like.

   Any forward-looking statement reflects only our beliefs at the time the statement is made. Because all forward-looking statements deal with the future, they are subject to risks, uncertainties and developments which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, we do not have and do not undertake any duty to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, you should not rely on forward-looking statements as a prediction of actual future events, objectives, strategies, trends or results.

   We can not identify all of the risks, uncertainties and developments which may affect our future operations or performance, or which otherwise may cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following:

  . general economic and market conditions and risks, such as the rate of economic growth in the United States, inflation, government regulation, interest rates, taxation, and the like;

  . risks and uncertainties which could affect industries or markets in which the Company participates, such as growth rates and opportunities in those industries, or changes in demand for certain products, etc.;

  . factors which could impact costs, such as the availability and pricing of raw materials, the availability of labor and wage rates, and fuel and energy costs; and

  . the consequences of the Year 2000 issue.

                       Ratio of earnings to fixed charges

   The following table sets forth the ratio of earnings to fixed charges for the periods indicated:


                                          Nine months
                                             ended
                                         September 30, Year ended December 31,
                                         ------------- ------------------------
                                             1999      1998 1997 1996 1995 1994
                                             ----      ---- ---- ---- ---- ----
Ratio of earnings to fixed charges......     10.5      9.6  9.6  7.8  7.0  7.3
                                             ----      ---  ---  ---  ---  ---

   Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.

                                Use of proceeds

   We will use the net proceeds from the sale of the debt securities for general corporate purposes, unless we specify another use in the applicable prospectus supplement. General corporate purposes may include working capital additions, capital expenditures, stock redemption, debt repayment or financing for acquisitions. Before we use the proceeds for these purposes, we may invest them in short term investments.

                         Description of debt securities

   We will offer debt securities which represent our unsecured general obligations under an indenture dated as of November 24, 1999 between us and The Chase Manhattan Bank, as trustee.

   The following description sets forth the general terms and provisions that could apply to the debt securities. This description of certain provisions of the indenture is not complete. You should refer to the applicable provisions of the indenture filed as exhibit 4.1 to our registration statement filed with the SEC (File No. 333-90443) covering the debt securities.

   Some of the capitalized terms used in the following discussion are defined in the indenture, and their definitions are incorporated by reference into this prospectus. When we refer to sections, we mean sections in the indenture which we are incorporating by reference.

General

   The indenture does not limit the aggregate principal amount of debt securities that we may issue under it nor does it limit other debt we may issue. The debt securities may be issued in one or more series as we may authorize at various times. A series of debt securities may be issued at more than one time and, unless we agree otherwise with the trustee, may be re-opened for issuance without notice to holders of such series. All debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The debt securities may be issued as original issue discount debt securities and sold at a substantial discount below their principal amount.

   The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

  . the title and aggregate principal amount of the debt securities;

  . the price at which we are offering the debt securities, usually expressed as a percentage of the principal amount;

  . the maturity date or dates for the debt securities and any rights to extend these dates;

  . the person to whom interest is payable, if other than the person in whose name the debt security is registered as of the record date for payment of interest;

  . any annual rate or rates, which may be fixed or variable, or the method of determining any rate or rates, at which the debt securities will bear interest;

  . the date or dates from which interest will accrue and the interest payment date or dates;

  . the place or places where the principal of and any premium and interest on the debt securities will be payable;

  . the currency, currencies or composite currency in which the debt securities are denominated and principal and interest may be payable, and for which the debt securities may be purchased, if other than United States dollars;

  . any redemption or sinking fund terms;

  . any event of default or restrictive covenant with respect to the debt securities of a particular series, if not set forth in this prospectus, or any deletions or modifications thereof;

  . the extent to which the discharge and defeasance provisions apply to any series of securities or any modifications or additions thereto;

  . any index used to determine the amount of principal, premium or interest payable with respect to the debt securities;

  . whether the debt securities are to be issued in whole or in part in the form of one or more global securities and the depositary for the global security or securities;

  . if other than in denominations of $1,000 or multiples of $1,000, the denominations in which debt securities will be issued;

  . the part of the principal amount of debt securities which will be payable upon acceleration if less than the entire amount;

  . if the principal amount of the debt securities or interest paid on the debt securities are set forth or payable in a currency other than U.S. dollars, whether and under what terms and conditions we may defease the debt securities; and

  . any other terms of the series, which will not conflict with the terms of the indenture. (Section 301)

   We will issue the debt securities in fully registered form without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000. Debt securities may also be issued pursuant to the indenture in transactions exempt from the registration requirements of the Securities Act of 1933. Those debt securities will not be considered in determining the aggregate amount of securities issued under the registration statement.

   We will describe special federal income tax and other considerations relating to debt securities denominated in foreign currencies in the applicable prospectus supplement.

   Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indenture and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

Exchange, registration and transfer

   Debt securities of any series that are not global securities will be exchangeable for other registered securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. Transfers and exchanges may be made without service charge and upon payment of any taxes and other governmental charges as described in the indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as security registrar for the indenture. If a prospectus supplement refers to any transfer agents, in addition to the security registrar, initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts. We may at any time appoint additional transfer agents with respect to any series of debt securities. (Section 305).

Payment and paying agents

   Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on debt securities will be made at the office of the paying agent or paying agents that we appoint at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on debt securities to the person in whose name that security is registered at the close of business on the regular record date for such interest.

   If we do not pay interest when due, that interest will no longer be payable to the holder of the debt security on the record date for such interest. We will pay any defaulted interest, at our election:

  . to the person in whose name the debt security is registered at the close of business on a special record date set by the Trustee between 10-15 days before the payment of such defaulted interest and at least 10 days after the receipt by the Trustee of notice of the payment by us; or

  . in any other lawful manner that is consistent with the requirements of any securities exchange on which the debt securities are listed if, after we give notice to the Trustee, the Trustee determines the manner of payment is practicable. (Section 307).

Global securities

   The prospectus supplement will indicate whether we are issuing the related debt securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, (which we refer to as the "DTC") and will evidence all of the debt securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who own the debt securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder of debt securities under the indenture.

   The laws of some jurisdictions require that certain purchasers of securities such as debt securities take physical delivery of such securities in definitive form. Such limits and such laws may impair your ability to acquire or transfer beneficial interests in the global security.

   We will make payments on each series of book-entry debt securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Leggett & Platt, the trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.

   DTC has advised us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of such participants.

   A global security representing a series will be exchanged for certificated debt securities of that series only if (x) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 (the "1934 Act") and we don't appoint a successor within 90 days, (y) we decide that the global security shall be exchangeable or (z) there is an event of default under the indenture with respect to the debt securities represented by such global security. If that occurs, we will issue debt securities of that series in certificated form in exchange for such global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for debt securities of such series equal in principal amount to such beneficial interest and to have such debt securities registered in its name. We would issue the certificates for such debt securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

   DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the 1934 Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

   Management of DTC is aware that some computer applications, systems and the like for processing data ("systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed direct participants and indirect participants and other members of the financial community (the "industry") that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

   However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's direct participants and indirect participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of these services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing contingency plans as it deems appropriate.

   According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Certain restrictive covenants

   The indenture does not contain any covenants or provisions designed to protect the holders of the notes if we enter into a transaction that adversely affects our debt to equity ratio or many other types of material transactions.

 Limitations on liens

   Unless we specify otherwise in the applicable prospectus supplement or as permitted below, neither we nor any subsidiary, will create or have outstanding, any mortgage, lien, pledge or other encumbrance upon any property, without providing that the debt securities will be secured equally and ratably or prior to the debt.

   A subsidiary is any corporation, partnership or other entity of which we or one of our subsidiaries owns more than 50% of equity interest with voting power.

   The limitation on liens does not apply to:

  . liens existing on the date of the indenture;

  . liens that secure or pay the costs of acquiring, developing, refurbishing, constructing or improving that property;

  . liens on any acquired property existing at the time it is acquired by us, whether or not we assume the related indebtedness;

  . liens on property, shares of capital stock or other assets of a subsidiary existing at the time it becomes a subsidiary;

  . liens securing debt of a subsidiary owed to us or another of our subsidiaries or securing our debt to a subsidiary;

  . liens on any property, shares of stock or assets existing at the time it is acquired by us, whether by merger, consolidation, purchase, lease or some other method;

  . liens on property which the creditor has recourse only to such property or proceeds from it;

  . liens on property which do not materially detract from its value;

  . any extension, renewal or replacement of any of the liens referred to above;

  . liens in connection with legal proceedings with respect to any of our material property;

  . liens for taxes or assessments, landlords' liens, mechanics' liens, or charges incidental to the conduct of business or ownership of property, not incurred by borrowing money or securing debt, or not overdue, or liens we are contesting in good faith, or liens released by deposit or escrow; and

  . liens for penalties, assessments, clean-up costs or other governmental charges relating to environmental protection matters.

   The limitation does not apply to any liens not excluded by the above examples if at the time and after giving effect to any debt secured by a lien such liens do not exceed 10% of our consolidated assets.

"Consolidated assets" is defined to mean the gross book value of our assets and our subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles. (Section 1003).

 Limitations on sale and leaseback

   Unless we specify otherwise in the applicable prospectus supplement or as permitted below, neither we nor any subsidiary of ours will enter into any sale and leaseback transaction. A sale and leaseback transaction occurs when we or a subsidiary of ours sell or arranges to sell or transfer a principal property back to a lender or investor and we or a subsidiary will in turn lease the principal property back from the lender or investor, except for temporary leases for a term, including renewals at the option of the lessee, if not more than three years and except for leases between us and one of our subsidiaries or between our subsidiaries. A principal property is any of our owned or leased manufacturing plants located in the United States of America, not including any plant(s) our board of directors determines are not of material importance to the business of our company and its subsidiaries taken as a whole.

   The restrictions on sale and leaseback transactions do not apply where either: (a) we or a subsidiary would be entitled to create debt secured by a lien on the property to be leased in an amount at least equal to "attributable debt" (as referred to below), without equally and ratably securing the debt securities, or (b) within a period twelve months before and twelve months after the consummation of the sale and leaseback transaction, we or one of our subsidiaries expends on the property, an amount equal to:

  . the net proceeds of the sale of the real property leased pursuant to the transaction and we designate this amount as a credit against the transaction, or

  . part of the net proceeds of the sale of the real property leased pursuant to the transaction and we designate this amount as a credit against the transaction and apply an amount equal to the remainder due as described below.

  . Attributable debt is the present value discounted at the interest rate implicit in the terms of the lease of the lessee's obligation for the remaining net rent payments due under the remaining term of the lease, including any effective renewal term or period which may, at the option of the lessor, be extended.

   The limitation on sale and leaseback transactions also does not apply if at the time of the sale and leaseback:

  . we apply, within 90 days of the effective date of any transaction, a cash amount equal to the attributable debt to retire debt for money we or our subsidiaries borrowed, not subordinate to the debt securities, which matures, or is extendible or renewable 12 months after the creation of the debt at the obligor's sole option without the consent of the obligee. (Section 1004).

 Limitation on consolidations and mergers

   We may not consolidate or merge with any other person or convey or transfer our properties and assets substantially as an entirety to another person or permit another corporation to merge into us, unless, among other conditions:

  . the successor is a corporation, partnership or trust organized and validly existing under the laws of the United States or any state;

  . the successor person, if not us, assumes our obligations on the debt securities and under the indenture; and

  . after giving effect to the transaction and treating any debt which becomes our obligation as a result of the transaction as incurred by us at that time, no event of default occurs under the indenture. (Section
    801).

Defeasance

   The indenture contains a provision that, unless made inapplicable to any series of debt securities, permits us to elect (a) to defease and be discharged from all of our obligations, subject to limited exceptions with respect to any series of debt securities then outstanding, which we refer to below as "legal defeasance," or (b) to be released from our obligations under certain restrictive covenants, including those described above under "Certain restrictive covenants," which we refer to as "covenant defeasance." To make either of the above elections, we must:

  . deposit in trust with the trustee, money, U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide sufficient money without reinvestment, or a combination of money and U.S. government obligations to repay in full the series of debt securities and any mandatory sinking fund payments;

  . deliver to the trustee an opinion of counsel that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and related defeasance and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred; and

  . comply with certain other provisions. (Sections 403 and 1005).

Modification of the indenture

   Under the indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of each series affected by the modification. None of the following modifications, however, is effective against any holder without the consent of the holders of all of the affected outstanding debt securities:

  . changing the maturity, installment or interest rate of any of the debt securities;

  . reducing the principal amount, any premium or the rate of interest of any of the debt securities;

  . reducing the principal amount of an original issue discount debt security due and payable upon acceleration of its maturity;

  . changing the place for payment of or the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

  . impairing any right to take legal action for an overdue payment;

  . reducing the percentage in principal amount of outstanding securities required to modify or waive compliance with the indenture; or

  . with some exceptions, modifying the provisions for the waiver of certain covenants and defaults and any of the foregoing provisions. (Section
    902).

   Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indenture will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder as long as no holder's interests are materially and adversely affected. (Section 901).

Waiver of certain covenants

   The indenture provides that we will not be required to comply with certain restrictive covenants, including those described above under "Certain restrictive covenants," if the holders of at least a majority in principal amount of each series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 1006).

Events of default, notice and waiver

   Unless otherwise provided in a prospectus supplement, "Event of default" when used in the indenture, will mean any of the following in relation to a series of debt securities:

  . failure to pay interest on any debt security for 30 days after the interest becomes due;

  . failure to pay the principal on any debt security when due;

  . failure to deposit any sinking fund payment for 30 days after such payment becomes due;

  . failure to perform or breach of any other covenant or warranty in the indenture that continues for 60 days after the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series notifies us of the failure or breach;

  . default as defined under any other debt instrument with an outstanding amount due exceeding $50,000,000 that is accelerated and that continues 10 days without being discharged or the acceleration being rescinded after the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series notifies us of the acceleration;

  . certain events of bankruptcy, insolvency or reorganization; or

  . any other event of default provided for debt securities of that series.
    (Section 501).

   If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or holders of at least 25% in principal amount of the then outstanding debt securities of that series may declare the principal of all of the outstanding debt securities of such series to be due and immediately payable in most circumstances. At any time after an acceleration of any debt securities of a series is made, but before a judgment for payment of money is obtained, the holders of at least a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind such acceleration. (Section 502).

   The holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indenture or would involve the trustee in personal liability. (Section 512).

   The holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indenture relating to the series, except a default (a) in the payment of the principal of or any premium or interest on any of the debt securities of the series or (b) with respect to a covenant or provision of such indenture which, under the terms of such indenture cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected. (Section 513).

   The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indenture at the request of those holders. (Section 603(e)).

   The indenture requires the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. The trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders, however, the trustee may not withhold this notice in the case of a default in payment of principal, premium, interest or sinking fund installment with respect to any debt securities of the series. The above notice shall not be given until at least 30 days after the occurrence of a default in the performance of or a breach of a covenant or warranty in the indenture other than a covenant to make payment. The term "default" for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series. (Section
602).

   The indenture requires us to file annually with the trustee a certificate, executed by one of our officers, indicating whether the officer has knowledge of any default under the indenture. (Section 704(4)).

Notices

   Notices to holders of debt securities will be sent by mail to the addresses of those holders as they appear in the security register. (Section 106).

Replacement of securities

   We will replace any mutilated debt security at the expense of the holder upon surrender of the mutilated debt security to the trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of evidence of the destruction, loss or theft of the debt securities satisfactory to us and to the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to the trustee and us may be required at the expense of the holder of the debt security before a replacement debt security will be issued. (Section 306).

Governing law

   The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112).

The trustee

   The Chase Manhattan Bank is trustee under the indenture. The trustee participates in at least one of our credit agreements and has other customary banking relationships with us and our affiliates.

                              Plan of distribution

   We may sell the debt securities (a) through underwriters or dealers; (b) directly to one or a limited number of institutional purchasers; or (c) through agents. This prospectus or the applicable prospectus supplement will set forth the terms of the offering of any debt securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from such sale, any underwriting commissions or other items constituting underwriters' compensation.

   If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters or agents to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the debt securities if any are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters' compensation may be changed from time to time.

   If a dealer is used in the sale of any debt securities, we will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

   We may sell debt securities directly to one or more institutional purchasers, or through agents at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

   If an applicable prospectus supplement indicates, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase debt securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

   The debt securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom debt securities are sold by us for public offering and sale may make a market in the debt securities. The underwriters or agents are not obligated to make a market in the debt securities and may discontinue market making at any time without notice. We cannot predict the liquidity of the trading market for any debt securities.

   Under agreements entered into with us, agents and underwriters who participate in the distribution of the debt securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                    Experts

   PricewaterhouseCoopers LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on PricewaterhouseCoopers LLP's report given on their authority as experts in accounting and auditing.

    Where you can find more information about Leggett & Platt, Incorporated

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also obtain copies of our SEC filings at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (File No. 1-7845) until we sell all of the debt securities.

  (a) Our Annual Report on Form 10-K for the year ended December 31, 1998;
      and

  (b) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

   You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

   Investor Relations
   Leggett & Platt, Incorporated
   No. 1 Leggett Road
   Carthage, MO 64836
   (417) 358-8131

   You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where an offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the applicable document.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Leggett & Platt, Incorporated..............................................  S-2
Forward-Looking Statements.................................................  S-4
Selected Financial Information.............................................  S-5
Recent Developments........................................................  S-6
Use of Proceeds............................................................  S-6
Capitalization.............................................................  S-7
Ratio of Earnings to Fixed Charges.........................................  S-7
Description of Notes.......................................................  S-8
Legal Matters..............................................................  S-9
Underwriting............................................................... S-10

                                   Prospectus

Leggett & Platt, Incorporated..............................................    3
Cautionary statement regarding forward-looking statements..................    3
Ratio of earnings to fixed charges.........................................    4
Use of proceeds............................................................    4
Description of debt securities.............................................    4
Plan of distribution.......................................................   12
Experts....................................................................   13
Where you can find more information about Leggett & Platt, Incorporated....   13

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                                  $350,000,000

                         Leggett & Platt, Incorporated

                                      % Notes
                             due February 15, 2005

                                ---------------

                             [LEGGETT & PLATT LOGO]
                             [LEGGETT & PLATT LOGO]

                                ---------------

                              Goldman, Sachs & Co.

                            Bear, Stearns & Co. Inc.

                             Chase Securities Inc.

                              Merrill Lynch & Co.

                       First Union Capital Markets Corp.

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